Cybin Inc.
Shares of Common Stock

EQUITY DISTRIBUTION AGREEMENT

February 10, 2025

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, Ontario M5H 3M7

Cantor Fitzgerald & Co.
110 East 59th St, 6th Floor
New York, NY 10022

Ladies and Gentlemen:

Cybin Inc., a company continued under the Business Corporations Act (Ontario) ("Cybin" or the "Company"), confirms its agreement (this "Agreement") with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. (each individually an "Agent" and, collectively, the "Agents") to issue and sell common shares in the capital of the Company ("Shares") upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 23 hereof.

1. Issuance and Sale of Shares

The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares having an aggregate sales price of up to US$100,000,000 (the "Offering"). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Prospectuses (as hereinafter defined) and the effective Registration Statement (as hereinafter defined) filed by the Company with the United States Securities and Exchange Commission (the "SEC"). When determining the aggregate value of the Placement Shares (as hereinafter defined) sold, the Company will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the United Sates dollar equivalent of any Placement Shares sold in consideration for Canadian dollars.

2. Placements

(a) Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a "Placement"), it will notify an Agent (the "Designated Agent") by e-mail notice (or other method mutually agreed to in writing by the parties) (a "Placement Notice") substantially in the form set forth on Schedule 1 hereto, containing the parameters within which it desires to sell the Shares, which shall at a minimum include: (i) the number or amount of Shares to be sold under the applicable Placement pursuant to this Agreement ("Placement Shares"), (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, (iv) any minimum price below which sales may not be made, and (v) the amount of the Placement Fee (as hereinafter defined). The Placement Notice shall originate from any of the individuals (each an "Authorized Representative") from the Company set forth on Schedule 2 hereto and shall be addressed to each of the respective individuals from the Designated Agent set forth on Schedule 2 hereto, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Designated Agent unless and until (i) the Designated Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 14. Notwithstanding the foregoing.

(b) Placement Fee. The amount of compensation to be paid by the Company to the Designated Agent with respect to each Placement for which such Agent acted as the Designated Agent under this Agreement shall be equal to 3.0% of the gross proceeds from such Placement (the "Placement Fee"), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

(c) No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to an Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d) Limitations on Placements. Under no circumstances shall the Company deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales proceeds raised from the Placement Shares sold pursuant to this Agreement would exceed US$100,000,000. In the event the Company wishes to change the minimum price at which Placement Shares may be issued, the Company shall deliver a new Placement Notice and the Placement Notice shall cease to be effective upon delivery of such new Placement Notice, in accordance with Section 2(a). Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the amount authorized from time to time to be issued and sold under this Agreement by the Company's board of directors and notified to the Agents in writing.

(e) Under no circumstances shall the Agents cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time in the applicable Placement Notice. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 2 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that the Agents shall have no obligation in connection with such compliance.

3. Sale of Placement Shares by the Agents

Subject to the terms and conditions of this Agreement, upon the Company's issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Designated Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice.

The Designated Agent covenants and the Company acknowledges that the Agents will conduct the sale of Placement Shares in compliance with all applicable Securities Laws, and, if applicable, the rules of the Exchanges, or any other "marketplace" (as such term is defined in NI 21-101) on which the Shares are listed or posted for trading, and that such compliance may result in a delay in commencement of sales efforts after receipt of a Placement Notice.

The Designated Agent will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth:

(i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the CBOE Canada, on any other "marketplace" (as such term is defined in NI 21-101) in Canada (a "Canadian Marketplace"), on NYSE American, on any other "marketplace" (as such term is defined in NI 21-101) in the United States (a "United States Marketplace"), and pursuant to any other sales method used by the Agents),

(ii) the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the CBOE Canada, any other Canadian Marketplace, NYSE American, any other United States Marketplace and pursuant to any other sales method used by the Agents),

(iii) the gross proceeds,

(iv) the Placement Fee payable by the Company to the Agents with respect to such sales, and

(v) the Net Proceeds payable to the Company.

Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an "at-the-market distribution" under NI 44-102 and an "at-the-market offering" as defined in Rule 415(a)(4) under the U.S. Securities Act, including, without limitation, (i) in privately negotiated transactions with the Company's consent and, if required, the consent of the Exchanges; (ii) as block transactions; (iii) as sales made directly on the Exchanges, or on any other Canadian Marketplace or United States Marketplace; or (iv) by any method permitted by law. Cantor Fitzgerald & Co. covenants and agrees with the Company that it (i) shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) shall not sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, Cantor Fitzgerald & Co. is not acting as an underwriter of or agent with respect to the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of Cantor Fitzgerald & Co. in its capacity as agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of or agent with respect to the Placement Shares in the Canadian Qualifying Jurisdictions.

While a Placement Notice is in effect, the Agents shall not (i) over-allot Shares in connection with the distribution of Placement Shares in an "at-the-market distribution" (as defined in NI 44-102) or (ii) engage in any transactions or activities that are intended to stabilize or maintain the market price of the Shares. For the avoidance of doubt, this restriction shall not apply to transactions by or on behalf of any customer of the Agents or transactions by the Agents to facilitate any such transactions by or on behalf of any customer of the Agents.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with its normal trading and sales practices to sell, on behalf of the Company and as agent, such Placement Shares as provided under this Section 3.

If the terms of any Placement as set forth in a Placement Notice contemplate that the Placement Shares shall be sold on more than one Trading Day, then the Company and the Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Placement Notice.

4. Suspension of Sales

(a) The Company or the Designated Agent may, upon notice to the other party in writing, by telephone (confirmed promptly by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has received a Placement Notice or in the case of the Agents only, decline to accept the terms of a Placement Notice; provided, however, that such suspension shall not affect or impair any party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agents (severally and not jointly) agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information with respect to the Company or the Shares, the Company and the Agents (provided they have been given prior written notice of such possession by the Company, which notice the Agents agree to treat confidentially) agree (severally and not jointly) that no sale of Placement Shares will take place. The Company and the Agents (severally and not jointly) agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time. Material non-public information includes, without limitation, any material fact or material change that has not been generally disclosed.

5. Settlement

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the Company and Agents to be industry practice for regular-way trading) following the date on which such sales are made (each a "Settlement Date"). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission or other compensation for such sales payable by the Company to the Designated Agent pursuant to Section 2 hereof ("Net Proceeds").

(b) Delivery of Placement Shares. On each Settlement Date, the Placement Shares sold through the Designated Agent for settlement on such date shall be issued and delivered by the Company to the Designated Agent against payment by the Designated Agent to the Company of the Net Proceeds from the sale of such Placement Shares. Settlement of all such Placement Shares shall be effected by free delivery of the Placement Shares by the Company or its transfer agent to electronically transfer the Placement Shares being sold by crediting the Designated Agent's account or its designee's account (provided that the Designated Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States and at CDS though its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, in return for payment in same day funds to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Designated Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 12 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on either of the Exchanges; (B) a material disruption in securities settlement or clearance services in the United States or Canada; (C) failure by an Agent to comply with its obligations under the terms of this Agreement; or (D) if the Company and the Agents agree pursuant to Section 4(b) that no sale of Placement Shares will take place.

6. Registration Statement and Prospectuses

The Company has prepared and filed with the Securities Commissions: (a) the Canadian Preliminary Base Prospectus, (b) the Canadian Final Base Prospectus, (c) Amendment No. 1, (d) Amendment, No 2., and (e) Amendment No. 3, in respect of an aggregate of up to C$650 million in common shares, warrants to purchase other securities, units comprising of one or more of the other securities, senior and subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities, and subscription receipts of the Company, or any combination of such securities (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Securities Commissions, for the Canadian Final Base Prospectus (the "Final Receipt"). The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Securities Commissions, for each of Amendment No. 1, Amendment, No 2, and Amendment No. 3 (collectively, the "Amendment Receipts"). The term "Canadian Base Prospectus" means the Canadian Final Base Prospectus, as amended by Amendment No.1, Amendment No. 2, and Amendment No. 3, relating to the Shelf Securities, at the time the Reviewing Authority issued the Final Receipt and each of the Amendment Receipts, respectively, with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a "Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a "designated news release" in writing on the face page of the version of such news release that is filed by the Company on SEDAR+. As used herein, "Canadian Prospectus Supplements" means the prospectus supplement dated August 23, 2023 to the Canadian Final Base Prospectus and the most recent prospectus supplement (including any amendment thereto) to the Canadian Base Prospectus relating to the Placement Shares, filed or to be filed, as applicable, by the Company with the Securities Commissions in accordance with Canadian Securities Laws. The Canadian Prospectus Supplements provide and shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. The "Canadian Prospectus" means the Canadian Prospectus Supplements (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Securities Commissions in accordance with Canadian Securities Laws), together with the Canadian Base Prospectus.

The Company has also prepared and filed with the SEC, pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the SEC and the Securities Commissions, a registration statement on Form F-10 (File No. 333-284173) covering the registration of the Shelf Securities under the U.S. Securities Act and the rules and regulations of the SEC thereunder (the "Rules and Regulations"). Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), was declared effective in such form pursuant to Rule 467(b) under the U.S. Securities Act on January 14, 2025. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement". The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the U.S. Securities Act is herein called the "U.S. Base Prospectus". "U.S. Prospectus Supplement" means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the U.S. Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the SEC pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional United States prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and "Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Securities Commissions, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Securities Commission pursuant to SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC pursuant to its EDGAR.

The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7. Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, the Agents, and acknowledges that the Agents are relying upon such representation and warranties in entering into this Agreement, that as of the date of this Agreement and as of each Applicable Time, unless such representation, warranty or agreement specifies a specific date, that:

(a) Registration Statement and Prospectuses. The Company is a "foreign private issuer" (as defined in Rule 405 under the U.S. Securities Act) and is eligible to use Form F-10 under the U.S. Securities Act to register the offering of the Placement Shares under the U.S. Securities Act. The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects, to the requirements of the U.S. Securities Act.

(b) Compliance with Canadian Requirements. The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Base Prospectus or preventing the distribution of the Shelf Securities  has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Securities Commissions; as of the date of Canadian Base Prospectus, as applicable, the Canadian Base Prospectus complied in all material respects with Canadian Securities Laws.; each of the Securities Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Base Prospectus. At each Applicable Time (i) the Canadian Prospectus will comply in all material respects with Canadian Securities Laws, and (ii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Applicable Time full, true and plain disclosure of all material facts relating to the Shelf Securities (including, as applicable, the Placements Shares), that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Applicable Time contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, except as disclosed in the Registration Statement, or included or incorporated in the Prospectuses and the Time of Sale Prospectus (as defined below), the Company is not a "related issuer" or "connected issuer" (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Agents.

(c) Continuous Disclosure. The Continuous Disclosure Materials do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Canadian Securities Laws of the Qualifying Jurisdictions and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Canadian Securities Laws of the Qualifying Jurisdictions.

(d) Compliance with U.S. Requirements. The Registration Statement was declared effective under the U.S. Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Prospectus when filed complied in all material respects with the U.S. Securities Act and was identical in all material respects to the copy thereof delivered to the Agents for use in connection with the offer and sale of the Placement Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at each Applicable Time, complied and will comply in all material respects with the U.S. Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, on the date of filing with the SEC, and the U.S. Prospectus together with any Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price for such Placement Shares, the "Time of Sale Prospectus") at each Applicable Time did not and will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements or omissions in any such Registration Statement, U.S. Prospectus or Time of Sale Prospectus made in reliance on information furnished in writing to the Company by or on behalf of the Agents specifically for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto.

(e) Good Standing of the Company. The Company is a company duly formed and validly existing under the Business Corporations Act (Ontario) and has all requisite corporate power and authority and is duly qualified and holds or has applied for all necessary material Licences necessary or required to carry on its Business as now conducted and proposed to be conducted in all material respects, to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up.

(f) Good Standing of the Subsidiaries. The subsidiaries of the Company listed in Schedule 3 (collectively, the "Subsidiaries"), include all of the Company's significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Schedule 3 is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule 3, is current and up to date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets and to conduct its Business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Company are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(g) Organization. The Company and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(h) Fair Market Value of Subsidiaries. No Subsidiary, other than the Material Subsidiaries and Cybin UK Ltd, owns assets that have an aggregate fair value of more than C$50,000 as of December 31, 2024.

(i) No Investments. The Company has no direct or indirect subsidiary or any investment in any person, other than the Subsidiaries or as disclosed in the Continuous Disclosure Materials.

(j) Licences. Each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each Cybin Entity holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on (collectively, "Licences") and all such Licences are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Company, no Cybin Entity has received a written notice of non-compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws which would have a Material Adverse Effect. This Offering (including the proposed use of proceeds) will not have any adverse impact on the Licences or require a Cybin Entity, as applicable, to obtain any new licence or consent or approval thereunder.

(k) Governmental Notices. No legal or governmental proceedings or inquiries are pending to which a Cybin Entity is a party or to which the property thereof is subject that would result in the revocation or modification of any Licence that is necessary to conduct the Business now conducted by a Cybin Entity and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to a Cybin Entity or with respect to the properties or assets thereof.

(l) Applicable Laws. The Company is not aware of any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force or any publicly disseminated or announced pending or contemplated change to any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force, that the Company anticipates a Cybin Entity will be unable to comply with or which could reasonably be expected to materially adversely affect the Business of a Cybin Entity or the business environment or legal environment under which such entity operates.

(m) Absence of Proceedings. There are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Company's knowledge, pending or threatened against or affecting any Cybin Entity or its directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor and no Cybin Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement and the Offering Documents.

(n) No Material Adverse Effect. Except as has been or will be disclosed in or contemplated by the Registration Statement, the Prospectus or the Time of Sale Prospectus (including any amendments or supplements thereto or document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries (as defined below) taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the Ordinary Course or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses.

(o) Absence of Defaults and Conflicts. Neither the Company nor any Subsidiary is in violation of its constating documents or, to the knowledge of the Company, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound. Each of the execution and delivery of this Agreement and the Offering Documents, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Placement Shares hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Placement Shares, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any Applicable Law, including, without limitation, the Business Corporations Act (Ontario) and Applicable Securities Laws; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Company or the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company.

(p) No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each Issuer Free Writing Prospectus, if any, and any marketing materials, as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, including any incorporated document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus or any marketing materials made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agents specifically for inclusion therein as contemplated by Section 12(a).

(q) Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, if any, conformed or will conform in all material respects with the requirements of the U.S. Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act. The Company has not made any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Company has retained in accordance with the U.S. Securities Act all Issuer Free Writing Prospectuses, if any, that were not required to be filed pursuant to the U.S. Securities Act.

(r) Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Placement Shares that have not been made publicly available as required by such laws. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Securities Commissions or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed, as applicable, as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

(s) No Consents, Approvals etc. As at the date of this Agreement, no consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Placement Shares, except for (i) the qualification of the Placement Shares for distribution in the United States and in Canada; (ii) the approval of the CBOE Canada and authorization of NYSE American; and (iii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable United States federal and state securities laws in connection with the sale of the Placement Shares by the Agents.

(t) No Preferential Rights. Except as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options and warrants to purchase Shares pursuant to outstanding convertible securities of the Company, no person has the right, contractual or otherwise, to cause the Company to issue or sell to such person any Shares or other securities of the Company, (ii) the Company has not granted to any person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a "poison pill" provision or otherwise) to purchase any Shares or other securities of the Company, (iii) no person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares, and (iv) no person has the right, contractual or otherwise, to require the Company to register under the U.S. Securities Act or qualify for distribution under Canadian Securities Laws any Shares or other securities of the Company, or to include any such Shares or other securities in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Time of Sale Prospectus, the Prospectuses (or documents incorporated by reference therein) or the sale of the Placement Shares as contemplated thereby or otherwise.

(u) Forms of Certificates. Upon the date the Placement Shares are issued, the forms of the certificates representing the Placement Shares, to the extent that physical certificates are issued for such securities, will have been duly approved and adopted by the Company and comply in all respects with the applicable requirements of the Business Corporations Act (Ontario), the constating documents of the Company and applicable requirements of the CBOE Canada, NYSE American, The Depository Trust Company and CDS or will have been otherwise approved by the CBOE Canada and NYSE American, if required. The Placement Shares will have been made eligible by The Depository Trust Company and CDS.

(v) Valid and Binding Documents. The Company has the power and capacity to enter into and perform its obligations under this Agreement and the Offering Documents and to carry out the transactions contemplated in this Agreement and the Offering Documents. This Agreement is duly authorized, executed and delivered by the Company and when executed will be legal, valid and binding obligations of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law.

(w) Third Party Agreements. All material agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in the Base Prospectuses, the Prospectuses, and any Prospectus Supplements are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Laws or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(x) Corporate Actions. The Company has taken, or will have taken, all necessary corporate action, to (i) authorize the execution, delivery, performance and filing, as applicable, of the this Agreement and the Offering Documents, and (ii) validly issue and sell the Placement Shares as fully paid and non-assessable Shares.

(y) Voting or Control. The Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting or control of any of the securities of the Company.

(z) No Restrictions to Compete. Other than the Licences, no Cybin Entity is affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Cybin Entity to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Cybin Entity.

(aa) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(bb) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Shares and preferred shares, of which, as at the date hereof, 21,026,426 Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company and no preferred shares are outstanding. Except as disclosed in the Offering Documents, no securities exchangeable or convertible into Shares or preferred shares are issued and outstanding as of the date hereof, other than (i) an aggregate of 3,978,477 options to purchase 3,978,477 Shares under the Company's equity incentive plan, (ii) an aggregate of 2,796,197 warrants to purchase 2,796,197 Shares, and (iii) an aggregate of  36,084.7 Class B common shares of Cybin US Holdings Inc., which are exchangeable into 9,496 Shares. The rights, privileges, restrictions, conditions and other terms attaching to the Shares and preferred shares, respectively, conform in all material respects to the description thereof contained in the Offering Documents. The issued and outstanding Shares have been validly issued, are fully paid and non-assessable and, to the knowledge of the Company, are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional options under the Company's existing stock option plans, or changes in the number of outstanding Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Prospectuses and the Time of Sale Prospectus, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company.

(cc) Authorization of Placement Shares. The Placement Shares, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, or a duly authorized executive committee, against payment therefor as provided herein, will be duly and validly authorized and issued and fully paid and nonassessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be registered pursuant to Section 12 of the Exchange Act. The Placement Shares, when issued, will conform to the description thereof set forth in or incorporated into the Prospectuses.

(dd) Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 - Audit Committees and NYSE that are applicable to the Company and Rule 10A-3 under the Exchange Act.

(ee) Share Capital of the Subsidiaries. The authorized capital and issued capital of each Subsidiary is set out in Schedule 3. Except as disclosed in the Offering Documents or the Continuous Disclosure Materials, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities or any Subsidiary.

(ff) Exchange Registration. The Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on NYSE American and the CBOE Canada under the symbol "CYBN", and the Company has taken no action designed to terminate the registration of the Shares under the Exchange Act or delisting the Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Securities Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Shares thereon. As at each Applicable Time, the Company will have obtained, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Securities Commissions, where applicable, required for the listing and trading of the Placement Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

(gg) Purchases by the Agents. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, but are not required to, to the extent permitted under Canadian Securities Laws and U.S. Securities Laws and this Agreement, purchase and sell Shares for the Agents' own respective accounts and for the accounts of their respective clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(hh) Qualified Investments. Provided that the Shares continue to be listed and posted for trading on the Exchanges, and assuming no change in the relevant provisions of the Tax Act from the date hereof, the Placement Shares when issued will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax free savings accounts.

(ii) Registrar and Transfer Agent. Odyssey Trust Company at its principal office in Calgary, Alberta has been duly appointed as the registrar and transfer agent for the Shares and Odyssey Trust Company has been duly appointed as the United States registrar and transfer agent for the Shares.

(jj) Title to Assets. Other than the Leased Premises, each Cybin Entity is the absolute legal and beneficial owner of all of its material assets, and no other property or assets are necessary for the conduct of its Business as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) holds its assets (including any interest in, or right to earn an interest in, any Intellectual Property Rights) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Cybin Entities derive the interests thereof in such property are in good standing in all material respects. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Cybin Entities to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Cybin Entity is subject to any right of first refusal or purchase or acquisition right, and, no Cybin Entity has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof.

(kk) Absence of Counterparty Default. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which any Cybin Entity is a party is in default in the performance or observance thereof.

(ll) Financial Information. The consolidated financial statements of the Company filed with the SEC and the Securities Commissions as a part of the Prospectuses, the Time of Sale Prospectus and the Registration Statement, together with the related notes and schedules (the "Financial Statements"), present fairly, in all material respects, the financial position of the Company and the Subsidiaries on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company on a consolidated basis for the periods specified in such Financial Statements and the consolidated statements of comprehensive income, shareholders' equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved and do not contain any misrepresentations with respect to the period covered by the Financial Statements. The other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement are accurately and fairly presented in all material respects and prepared on a basis consistent with the Financial Statements and books and records of the Company; there are no financial statements (historical or pro-forma) that are required to be included or incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement that are not included or incorporated by reference as required; and no other Financial Statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in the Prospectuses and the Time of Sale Prospectus.

(mm) Accounting Controls. Each Cybin Entity maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and each of the Subsidiaries maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies in all material respects with the applicable requirements of the Exchange Act. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply in all material respects with the applicable requirements of the Exchange Act and such disclosure controls and procedures were effective as of March 31, 2024.

(nn) Auditors. The Company's Auditors are independent public, certified public or chartered accountants as required by the U.S. Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any "reportable event" (as that term is defined in NI 51-102) with the Company's Auditors, except as disclosed in the Continuous Disclosure Materials. To the Company's knowledge, the Company's Auditors are not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(oo) Off-Balance Sheet Arrangements and Liabilities. There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(pp) Related Party Transactions. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses:

(i) neither the Company nor any Subsidiary owes any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business, except where any such arrangement would not have a Material Adverse Effect;

(ii) except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it, except where such arrangement would not have a Material Adverse Effect; and

(iii) none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company or any Subsidiary, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company, any Subsidiary or their respective businesses.

(qq) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the "Taxes") due and payable by the Company and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. The Company and each of the Subsidiaries have filed all federal, state, provincial, local and foreign Tax returns, declarations, remittances and filings which are required to be filed, and all such Tax returns, declarations, remittances and filings are correct and complete in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading, and paid all taxes shown thereon through the date hereof, to the extent that such Taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, (i) no examination of any Tax return of the Company or any Subsidiary is currently in progress, (ii) there are no issues, disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect, and (iii) no Tax deficiency has been determined adversely to the Company or any of the Subsidiaries which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.

(rr) Investment Company Act. Neither the Company nor any of the Subsidiaries is or, after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, will be required to register as an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

(ss) FINRA Matters. All of the information provided to the Agents or to counsel for the Agents by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(tt) Company is not a "Controlled Foreign Corporation". To the Company's knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, the option to acquire shares granted hereunder to the Agents, and any indirect or constructive ownership by U.S. persons pursuant Section 958 of the Internal Revenue Code of 1986, as amended (the "Code") not actually disclosed to the Company, the Company is not a "controlled foreign corporation," as such term is defined in the Code, and does not expect to become a controlled foreign corporation in the foreseeable future.

(uu) Passive Investment Company. Based on the Company's current estimates and characterization of its gross income and its gross assets, and the nature of its business and its current business plan, the Company expects to be a "passive foreign investment company" (as defined in Section 1297 of the Code, and the regulations promulgated thereunder) for its current tax year and may be a passive foreign investment company in future tax years. For each tax year that the Company qualifies as a PFIC, the Company: (a) intends to make available to U.S. shareholders who acquire their Shares in the Offering, upon their written request, a PFIC Annual Information Statement as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide such additional information that such U.S. shareholder is reasonably required to obtain in connection with maintaining a "qualified electing fund"  election (within the meaning of Section 1295 of the Code) with regard to the Company.

(vv) Intellectual Property.

(i) Each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Company is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Company and the Subsidiaries with respect to the foregoing. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any person. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any person. No bona fide claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any Intellectual Property Rights of any person;

(ii) no Cybin Entity has received any written notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect;

(iii) no Cybin Entity has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of each Cybin Entity therein;

(iv) each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) has taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Company, each carries on a sufficient business to justify such filings;

(v) there are no material restrictions on the ability of any Cybin Entity to use its Intellectual Property Rights in the Ordinary Course of its Business other than a possible restriction on the use of a trademark in the form of the Prior Application were the Prior Application to become a registered trademark. None of the rights of each Cybin Entity in its Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by this Agreement and by the Offering Documents;

(vi) no Cybin Entity has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company, is there a reasonable basis for any claim that any person other than a Cybin Entity has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights; and

(vii) all registrations of Intellectual Property Rights owned by a Cybin Entity are in good standing and are recorded in the name of a Cybin Entity in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

(ww) Canadian and Foreign Regulatory Representations. The Company acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Laws in force (including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code, and state, provincial, territorial and municipal laws relating to controlled substances, any applicable state corporate practice of medicine statues or any applicable anti-money laundering legislation), which may change from time to time. The Company and the Subsidiaries are in compliance with and have complied in all material respects with all Applicable Laws, including obtaining all material Authorizations. All Authorizations issued to date are valid and in full force and effect and neither the Company nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the United States Food and Drug Administration (the "FDA (U.S.)"), or any Governmental Authority alleging or asserting non-compliance with any Applicable Law or Authorization. Neither the Company nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA (Canada), the FDR-C, the NHPR, or the FDR- J, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Company nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA (Canada), the FDR-C, the NHPR, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Company or any Subsidiary have reason to believe could result in a Material Adverse Effect.

(xx) United States Regulatory Representations. The Company and its Subsidiaries have made all filings, applications and submissions required by, possesses and is operating in compliance with, all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate U.S. federal, state or local Governmental Authority (including, without limitation, the FDA(US), the United States Drug Enforcement Administration ("DEA") or any other federal, state, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials) necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectus (collectively, "Permits"), except for such Permits the failure of which to possess, obtain or make the same would not have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not have a Material Adverse Effect; all of the Permits are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the Ordinary Course. To the extent required by applicable laws and regulations of the FDA (U.S.), the Company or the applicable Subsidiary has submitted to the FDA (U.S.) an Investigational New Drug Application or amendment or supplement thereto for each clinical trial it has conducted or sponsored or is conducting or sponsoring; all such submissions were in material compliance with applicable laws and rules and regulations when submitted and no material deficiencies have been asserted by the FDA (U.S.) with respect to any such submissions. The Company has operated and currently is, in all material respects, in compliance with the United States Federal Food, Drug, and Cosmetic Act, all applicable rules and regulations of the FDA (U.S.), DEA, and other federal, state, and local Governmental Authority.

(yy) Clinical Trials. All clinical, pre-clinical and other studies and tests (collectively, the "Clinical Trials") conducted by or on behalf of the Company or any Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) related to the Business and/or the development of the Drug Products (to the Company's knowledge in respect of Cybin UK Ltd) have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all Applicable Laws. The descriptions of the results of the Clinical Trials described or referred to in the Offering Documents are accurate and complete in all material respects and fairly represent the published data derived from the Clinical Trials and neither the Company nor any Cybin Entity has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Offering Documents. Neither the Company nor any Cybin Entity has received any notices or written correspondence from any Governmental Authority or applicable regulatory authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial.

(zz) Standard Operating Procedures. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) in connection with its Business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business, and all such processes, procedures and practices, required in connection with such activities are or will be in place as necessary at the applicable time in all material respects and are being or will be complied with at the applicable time, in all material respects.

(aaa) No Defects. No Cybin Entity has received any notice or communication from any customer or any applicable regulatory authority alleging a defect or claim in respect of any products supplied or sold by a Cybin Entity to a customer except in the Ordinary Course of its Business and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications required to be made by a Cybin Entity in respect of any products supplied or sold by a Cybin Entity.

(bbb) IT Systems. To the Company's knowledge in respect of Cybin UK Ltd, and each Cybin Entity's information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Cybin Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. To the Company's knowledge in respect of Cybin UK Ltd, and each Cybin Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. To the Company's knowledge in respect of Cybin UK Ltd, and each Cybin Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. To the Company's knowledge in respect of Cybin UK Ltd, and each Cybin Entity has taken all necessary actions to comply with the Canada's Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non-compliance with same would be reasonably likely to have a Material Adverse Effect).

(ccc) No Litigation. Except as disclosed in or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the U.S. Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the U.S. Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(ddd) Environmental Laws. (i) The Company is not in material violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, "Environmental Laws"), including without limitation laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"); (ii) the Company has obtained all material licenses, permits, approvals, consents, certificates, registrations and other Authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Company and to the knowledge of the Company, the Company is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company threatened, to revoke or limit any Environmental Permit; (iii) the Company has not used, distributed, treated, stored, disposed of, transported or handled any Hazardous Substance, except in material compliance with all Environmental Laws and Environmental Permits; (iv) the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Company there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company, nor has the Company received notice of any of the same; (vi) the Company has not received any notice wherein it is alleged or stated that the Company is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) the Company has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites.

(eee) Non-competition. No current or proposed officer or director of a Cybin Entity, nor to the knowledge of the Company, any employee of a Cybin Entity, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with a Cybin Entity or the business affairs of a Cybin Entity as now conducted or presently proposed to be conducted.

(fff) Insurance. The Company and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Company in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiaries, and their respective directors, officers and employees, and the property and assets of the Company, are in good standing and in full force and effect in all material respects, and not in default. Each of the Company and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(ggg) Leased Premises. The Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which a Cybin Entity occupies the Leased Premises is in good standing and in full force and effect in all material respects. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein and the Offering Documents, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases.

(hhh) Employment Practices. Each Cybin Entity is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(iii) Employment Standards. To the knowledge of the Company, there are no material complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Company or the Subsidiaries to do or refrain from doing any act. The Company and Subsidiaries are currently in compliance with all workers' compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(jjj) Collective Bargaining Agreements. Neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Company, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or any Subsidiary that would have a Material Adverse Effect.

(kkk) Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans") has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(lll) No Unlawful Contributions. No Cybin Entity, or, to the knowledge of the Company, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any governmental officer or official in any jurisdiction, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws.

(mmm) Minute Books and Records. The minute books and corporate records of each Cybin Entity for the period from incorporation to the date hereof made available to the Agents are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of each Cybin Entity to the date hereof not reflected in such corporate records, other than those which are not material to each Cybin Entity, as the case may be.

(nnn) Market Data. The statistical, industry and market related data included in the Offering Documents is derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived.

(ooo) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti-corruption laws applicable to the Company and the Subsidiaries, including Canada's Corruption of Foreign Public Officials Act, or the United States Foreign Corrupt Practices Act of 1977, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (x) conducted or initiated any review, audit, or internal investigation that concluded the Company, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (y) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(ppp) Anti-Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, but not limited to the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is, to the Company's knowledge, pending or threatened.

(qqq) Sanctions.

(i) The Company represents that no Cybin Entity or any director, officer, employee, agent, affiliate or representative of a Cybin Entity, is a government, individual, or entity (in this paragraph (qqq), "Member") that is, or is owned or controlled by a Member that is:

(A) the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty's Treasury, the office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC's Specially Designated Nationals and Blocked Persons List or OFAC's Foreign Sanctions Evaders List (as amended, collectively, "Sanctions"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Syria, and Russia) (the "Sanctioned Countries").

(ii) Each Cybin Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Member:

(A) to fund or facilitate any activities or business of or with any person in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(B) in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the Offering, whether as Agent, advisor, investor or otherwise).

(iii) Each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) represents and covenants that for the past 5 years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(rrr) No Orders. Neither any Securities Commissions nor either of the Exchanges has issued any order preventing or suspending the use of the Prospectus, or preventing the suspending the offer, sale or distribution of the Placement Shares or other securities of the Company in the manner contemplated herein, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Company, contemplated or threatened.

(sss) Certification of Disclosure. There has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act and "certifying officer" shall have the meanings given to such term in NI 52-109.

(ttt) Reporting Issuer and Exchange Status. The Company (i) is a "reporting issuer" (within the meaning of Canadian Securities Laws) in each of the Qualifying Jurisdictions and (ii) is not in default in any material respect of any of the requirements of the Canadian Securities Laws of the Qualifying Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of each of the Exchanges.

(uuu) Short-Form Eligibility. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and on the date of and upon filing of the Canadian Prospectus there will be no documents required to be filed under Canadian Securities Laws in connection with the distribution of the Placement Shares that will not have been filed as required.

(vvv) Market Capitalization. At the time the Registration Statement was initially filed, the Company met the then applicable requirements for the use of Form F-10 under the U.S. Securities Act.

(www) No Material Defaults. Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(xxx) Prospectus. The information and statements contained in the Offering Documents (except information and statements relating solely to the Agents and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectus Supplement: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Company and its Subsidiaries or the Offering and will be in compliance with applicable Canadian Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(yyy) Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act and no forward looking information within the meaning of Section 1(1) of the Securities Act (Ontario)) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith. The Company has a reasonable basis for disclosing any forward-looking or future-oriented financial information contained in the Offering Documents and is not, as at the date hereof, required to update any such forward-looking information pursuant to NI 51-102.

(zzz) Continuous Disclosure Obligations. Except as provided herein, the Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the Exchanges and has filed all documents required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.

(aaaa) Exchange Compliance. The Company is in compliance in all material respects with the by-laws, policies, rules and regulations of the Exchanges existing on the date hereof. The Placement Shares will be listed and posted for trading on the Exchanges and neither the Company nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Shares on or from the Exchanges. All necessary notices and filings have been made by the Company with the Exchanges to reasonably ensure that the Placement Shares will be listed and posted for trading on the Exchanges upon their issuance other than the filing of certain standard documents with the Exchanges, which documents shall be filed within any deadline imposed by the Exchanges.

(bbbb) Filings. The Company has filed all documents or information required to be filed or furnished by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file or furnish such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Securities Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(cccc) Acquisitions. Except as disclosed in the Prospectuses, no Cybin Entity has made any significant acquisition, as such term is defined in Part 8 of NI 51-102 and used in NI 44-101, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectuses and for which a business acquisition report has not been filed under NI 51-102, the Company has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectuses.

(dddd) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement, when they were filed with the Securities Commissions or the SEC under the U.S. Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Prospectuses, the Time of Sale Prospectus or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Placement Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(eeee) Related Parties. Except as disclosed in the Offering Documents, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction with the Company since the incorporation of the Company, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and any Subsidiary, on a consolidated basis. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (within the meaning of the Tax Act) with them.

(ffff) No Material Changes. Except as disclosed in the Prospectuses, since December 31, 2024 (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Company and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Company or the Subsidiaries, other than those in the Ordinary Course of Business, which are material with respect to the Company and the Subsidiaries considered as one enterprise.

(gggg) No Dividends. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company in its constating documents.

(hhhh) Fees and Commissions. Other than the Agents (and their selling group members) pursuant to this Agreement, there is no other person acting at the request of the Company, or to the knowledge of the Company, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(iiii) Broker/Dealer Relationships. Neither the Company nor any of the Subsidiaries or any related entities (i) is required to register as a "broker" or "dealer" under Securities Laws or in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a "person associated with a member" or "associated person of a member" (within the meaning set forth in the FINRA Manual).

(jjjj) Due Diligence Session. (i) The responses given by the Company and its officers at all oral due diligence sessions conducted by the Agents in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such response were given or shall be given, as the case may be; and (ii) where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relating to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given.

(kkkk) No Price Stabilization or Manipulation; Compliance with Regulation M. The Company, nor any of the Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers, has not taken, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares, as applicable, or any other "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) whether to facilitate the sale or resale of the Placement Shares , as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(llll) Advice. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the Offering and sale of the Placement Shares. All advice (written or oral) given by the Agents in connection with the Agents' engagement is intended solely for the benefit and use of the Company, and no such advice shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to the Agents be made by or on behalf of the Company, except as required by Applicable Law (in which case the content of such disclosures must be approved by the Agents, such approval not to be unreasonably withheld, conditioned, or delayed).

(mmmm) Improper Practices.

(i) With respect to improper practices:

(A) none of the Company, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a Material Adverse Effect;

(B) no relationship, direct or indirect, exists between or among the Company or, to the Company's knowledge, any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company's knowledge, any Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described;

(C) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company's knowledge, any Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described;

(D) neither the Company nor any of its Subsidiaries is indebted or under any obligation to any of its respective directors, officers or shareholders, on any account whatsoever, other than for (i) payment of salary, directors' fees, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees; and

(E) none of the Company or any of its Subsidiaries and the businesses now run by the Company or any of its Subsidiaries, and none of the directors, officers, supervisors, managers, agents, employees or other persons associated with or acting on behalf of the Company or any of its Subsidiaries has, to their knowledge (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, agency or instrumentality in the United States of America or any other jurisdiction, (ii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ii) To help the United States government fight the funding of terrorism and money laundering activities, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business as a condition to doing such business. To permit compliance with this requirement, upon request the Company will provide the Agents with information or documents sufficient to verify the Company's identity, including (as appropriate) a government-issued identification number, a government-issued business license, a certified charter, certificate of incorporation, partnership agreement or trust instrument and other constituent documents.

8. Covenants of the Company.

The Company covenants and agrees with the Agents that:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Prospectus Supplement or the U.S. Prospectus Supplement has been filed with any Securities Commission or the SEC and has been declared or become effective or where a receipt has been issued therefor, as applicable (each, an "Amendment Date") and of any request by the SEC or any Securities Commission for any amendment to the Canadian Prospectus Supplement or the U.S. Prospectus Supplement for additional information; (ii) the Company will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Securities Commissions; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Canadian Prospectus Supplement or the U.S. Prospectus Supplement (other than a copy of any documents incorporated by reference into the Registration Statement, the Time of Sale Prospectus or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Canadian Prospectus Supplement or the U.S. Prospectus Supplement (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Canadian Prospectus Supplement or the U.S. Prospectus Supplement if such documents are accessible from SEDAR+ or EDGAR) and the Company will cause (i) each amendment to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 and the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the prescribed time period and (ii) each amendment to the Canadian Prospectus to be filed with the Securities Commissions as required pursuant to Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Securities Commissions as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Securities Commissions of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Securities Commissions for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 14, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the U.S. Securities Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the U.S. Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Securities Commissions pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Time of Sale Prospectus or the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement, the Time of Sale Prospectus or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement, the Time of Sale Prospectus or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Securities Commissions and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Time of Sale Prospectus or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Time of Sale Prospectus or the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement, the Time of Sale Prospectus or the Prospectuses that are filed with the SEC or Securities Commissions during the period in which a prospectus relating to the Shares is required to be delivered under the U.S. Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Securities Commissions (including all documents filed with the Securities Commissions during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(e) Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the U.S. Securities Act and Canadian Securities Laws.

(f) Earnings Statement. The Company will make generally available to its security holders as soon as practicable an earnings statement covering a 12 month period that satisfies the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act.

(g) Material Non-Public Information. The Company covenants that it will not issue a Placement Notice to the Agents in accordance with Section 2 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(h) Expenses. The Company shall pay the fees and expenses of Agents including, but not limited to, the fees and expenses of the U.S. and Canadian counsels to the Agents, in amounts not to exceed (i) US$100,000 (excluding taxes and disbursements) or such other amount as may be agreed upon by the Company and Agents in writing in connection with the execution of this Agreement, payable upon the execution of this Agreement, and (ii) US$15,000 (excluding taxes and disbursements) in connection with each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A-1.

(i) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus Supplement under the heading "Use of Proceeds".

(j) Notice of Other Sales. Without the prior written consent of the Agent, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to the Agents hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Shares covered by a Placement Notice, the date of such suspension or termination), and will not directly or indirectly in any other "at the market" or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares prior to the forty-fifth (45th) day immediately following the termination of this Agreement; provided, however, that such restrictions will not be required in connection with the Company's (i) issuance or sale of Shares, options to purchase Shares or Shares issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan of the Company whether now in effect or hereafter implemented, (ii) issuance or sale of Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Company available on SEDAR+ or EDGAR or otherwise in writing to the Agents; (iii) obligations in respect of existing agreements described in the Prospectuses; and (iv) issuance or sale of Shares or securities convertible into or exchangeable for shares of Shares as consideration for mergers, acquisitions, other business combinations, joint ventures, licensing consulting, or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

(k) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l) Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company's principal offices and (ii) during the Company's ordinary business hours.

(m) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and, upon delivery of each Placement Notice at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n) Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form, annual financial statements, or annual report on Form 40-F, Form 20-F or Form 10-K filed by the Company in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the Exchange, the Company will provide the Exchanges with all information it requires with respect to the Offering within the timelines prescribed by the Exchanges.

(o) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F, Form 20-F or Form 10-K or (iii) files or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and at any time of request pursuant to (iv) above shall be a "Representation Date"), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A-1 within five (5) Trading Days of any Representation Date. For greater certainty, any supplement in this Section shall only include a prospectus supplement relating to the Placement Shares. The requirement to provide a certificate under this Section 8(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F, Form 20-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(o), then on or before the time the Company delivers the Placement Notice or the Agents sells any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit A-1, dated the date of the Placement Notice.

(p) Legal Opinions. Upon execution of the Agreement (x) and within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A-1 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agents and to counsel to the Agents:

(i) favourable legal opinions of Aird & Berlis LLP, as Canadian counsel to the Company, as to matters of Canadian federal and Ontario provincial law, and from local counsel acceptable to the Agents' counsel as to matters governed by the laws of jurisdictions in Canada other than the province of Ontario, to the effect set forth in Schedule 5;

(ii) favourable legal opinions from legal counsel to each Material Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials related to each Material Subsidiary), regarding each of the Material Subsidiaries in form and substance satisfactory to the Agents and their counsel, acting reasonably, subject to customary assumptions, qualifications and limitations, pertaining to:

(A) such Material Subsidiary having been incorporated and existing under the Applicable Laws of their respective jurisdictions of incorporation;

(B) such Material Subsidiary having the corporate capacity and power to own and lease their properties and assets and to conduct their Business as described in the Prospectuses; and

(C) as to the authorized and issued share capital of such Material Subsidiary, with the exception of Cybin IRL Limited, and to the ownership thereof;

provided that such opinions regarding the Material Subsidiaries will not be required in respect of Representation Dates where the Representation Date does not relate to a Prospectus filing and where the officer's certificate provided under Section 8(o) has confirmed that there has been no change to the ownership structure of the Material Subsidiaries since the last Representation Date; and

(iii) favourable United States legal opinion and negative assurance letter of Dorsey & Whitney LLP, as United States counsel for the Company, such letters to be in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented.

(q) Other Deliverables. Upon execution of the Agreement (x) and within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A-1 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agents, such other opinions or certificates as the Agents or counsel to the Agents may reasonably require in connection with the issuance of the Placement Shares, or, in lieu of any such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(r) Comfort Letters. Upon execution of this Agreement and (x) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A-1 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company shall cause the Company's Auditors to furnish to the Agents a letter (the "Comfort Letters") dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, in each case addressed to the Agents, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and the Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letters shall be based on a review having a cutoff date not more than two Business Days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the Exchange Act and the related published rules and regulations adopted by the SEC (the first such letter, the "Initial Comfort Letter") and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 8(q) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder, as applicable, and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F, Form 20-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Placement Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 8(r).

(s) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or U.S. Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(t) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become required to register as an "investment company" as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(u) No Offer to Sell. Neither the Agents nor the Company (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(v) Consent to the Agents' Trading. The Company consents to the Agents trading in the Shares of the Company (to the extent permitted under U.S. Securities Laws, Canadian Securities Laws, the rules of the Exchanges and under this Agreement): (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents' own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) or (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients from such trading activity.

(w) Listing of Placement Shares. The Placement Shares shall have either (i) (A) been approved for listing, subject to notice of issuance, on the CBOE Canada and (B) authorized for listing on NYSE American, or (ii) the Company shall have filed an application for listing of the Placement Shares on the CBOE Canada and NYSE American at or prior to the issuance of the Placement Notice.

9. Reporting Relating to Placement of Placement Shares

Each Agent will use commercially reasonable efforts to deliver to the Company, for each interim and annual period during which Placement Shares are sold through the Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its interim and annual reporting requirements under Canadian Securities Laws, U.S. Securities Laws or any applicable requirements of the Exchanges or any other Canadian Marketplace or United States Marketplace, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its interim and annual reporting requirements under Canadian Securities Laws, U.S. Securities Laws or any applicable requirements of the Exchanges or any other Canadian Marketplace or United States Marketplace. Unless Canadian Securities Laws, U.S. Securities Laws, the applicable requirements of the Exchanges or such other Canadian Marketplace or United States Marketplace otherwise require, the Company and Agent agree that the Agent's report referred to in this Section 9 shall state the number and average price of Placement Shares issued on all Settlement Dates occurring during the interim or annual period, as applicable, and the aggregate gross and the aggregate Net Proceeds raised and the aggregate commission paid or payable, during the interim or annual period, as applicable.

10. Additional Representations and Covenants of the Company

(a) Issuer Free Writing Prospectuses.

(i) The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Company under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii) The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in Time of Sale Prospectus, the Prospectuses or the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus, if any, any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b) Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an "Issuer Free Writing Prospectus" as defined in Rule 433, and (b) contains only information describing the terms of the Placement Shares or the Offering, or information permitted under Rule 134 under the U.S. Securities Act; provided that the Agents (severally and not jointly) covenant with the Company not to take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Time of Sale Prospectus, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a) (i) above), provided that the Agents (severally and not jointly) covenant with the Company not to take any action that would result in the Company being required to file with the Securities Commissions any "marketing materials" that otherwise would not be required to be filed by the Company, but for the action of the Agents.

11. Conditions to the Agents' Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Securities Commissions under the Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Securities Commissions shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel.

(b) Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC, the Securities Commissions or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement, the Time of Sale Prospectus or the Prospectuses; (ii) the issuance by the SEC, the Securities Commissions or any other federal or state or foreign or other Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Time of Sale Prospectus or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Time of Sale Prospectus, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Time of Sale Prospectus and each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement, the Time of Sale Prospectus or Prospectuses would be appropriate.

(d) Material Changes. Except as contemplated and appropriately disclosed in the time of Sale Prospectus and the Prospectuses, or disclosed in the Company's reports filed with the SEC and Securities Commissions, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Time of Sale Prospectus and the Prospectuses.

(e) Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(o) on or before the date on which delivery of such certificate is required pursuant to Section 8(o).

(f) Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(p) on or before the date on which such delivery of such opinions are required pursuant to Section 8(p). In addition, counsel to the Company may rely upon the local counsel opinions as to all matters relating to jurisdictions other than the Province of Ontario, not governed by the laws of the respective jurisdiction in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(g) Comfort Letters. The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 8(q) on or before the date on which the delivery of such letter is required pursuant to Section 8(q).

(h) Approval for Listing; No Suspension. The Placement Shares shall have either been (i) (A) approved for listing, subject to notice of issuance, on the CBOE Canada and (B) authorized for listing on NYSE American, or (ii) the Company shall have filed an application for listing of the Placement Shares on each of the Exchanges at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such Exchanges.

(i) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(o), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j) U.S. Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the U.S. Securities Act and required by the Securities Commissions to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the U.S. Securities Act and Canadian Securities Laws.

(k) FINRA. If a filing with FINRA is required to be made, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements for the Agents' compensation under this Agreement.

12. Indemnification and Contribution

(a) The Company shall indemnify and hold harmless each of the Agents and the Agents' directors, officers, shareholders, agents and employees and each person who controls any Agent within the meaning of section 15 of the U.S. Securities Act or section 20 of the Exchange Act (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Placement Shares), costs, damages and expenses (including, without limitation, any reasonable legal fees or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) (collectively, the "Losses") in any way caused by or arising directly or indirectly from or in consequence of:

(i) the breach of any representation or warranty of the Company made in this Agreement or an Offering Document or the failure of the Company to comply with any of its obligations in this Agreement or an Offering Document or any omission or alleged omission to state any fact required to be stated in such documents or necessary to make any statement in such documents not misleading in light of the circumstances under which it was made;

(ii) any information or statement (except any information or statements that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) in the Canadian Prospectus or any amendment thereto, the U.S. Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii) any misrepresentation, untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, U.S. Prospectus or any amendment thereto or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iv) the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. Securities Laws in connection with the transactions contemplated herein; or

(v) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) in the Continuous Disclosure Materials preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces or territories of Canada or in the United States.

(b) Each Agent (severally and not jointly) agrees to indemnify and hold harmless each of the Company and its directors, officers, employees and agents and each person who controls the Company within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act, from and against any and all losses (other than loss of profit in connection with the distribution of the Placement Shares), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Agents that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein contained in the Time of Sale Prospectus and the Prospectuses (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto), or any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) The Company acknowledges that the names of the Agents set forth on the cover of the Prospectus constitutes the only information furnished in writing, by or on behalf of the Agents for inclusion in the Prospectuses.

(d) The indemnification obligations in (a) and (b) above will not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the Indemnified Party, such Indemnified Party will promptly reimburse the Company any funds advanced to the Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the applicable document contained no misrepresentation shall constitute "gross negligence" or "willful misconduct" for purposes of this Section 12 or otherwise disentitle the Agents from indemnification hereunder.

(e) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the distribution of the Placement Shares; or

(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 12 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total Net Proceeds from the distribution of Placement Shares received by the Company is to the Placement Fee received by the Agents. The relative fault of the Company on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 12 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12.

Notwithstanding the provisions of this Section 12, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Company and the Agents of the nature of such claim (provided that any failure to so notify the Company promptly shall relieve the Company of liability under this Section 12 only to the extent that such failure prejudices the Company's ability to defend such claim), and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld). An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Company fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Company; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Company and the Indemnified Party shall have received advice of counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which case, if such Indemnified Party notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Company shall not be liable for any settlement of any action or suit effected without its written consent (which consent will not be unreasonably withheld or delayed). The Company shall not, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 12 (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. Notwithstanding the foregoing, if at any time an Indemnified Party shall have requested the Company to reimburse the Indemnified Party for fees and expenses of counsel, the Company agrees that it shall be liable for any settlement of the nature contemplated by Section 12 effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by the Company of the aforesaid request, (ii) the Company shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) the Company shall not have reimbursed such Indemnified Party in accordance with such request prior to the date of such settlement. It is the intention of the Company to constitute each of the Agents as trustees, for the Agents' directors, officers, shareholders, agents and employees, and each person who controls any Agent of the covenants of the Company under Sections 12 hereof with respect to the Agents' directors, officers, shareholders, agents and employees, and each person who controls any Agent, and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(g) The Company agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Company by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Party or other representative of any of the Agents shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Company by one or more of the Agents, the Company agrees to pay the Agent the reasonable costs (including an amount to reimburse the Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(h) The rights provided in this Section 12 shall be in addition to and not in derogation of any other right which the Agents may have by statute or otherwise at law.

13. Representations and Warranties to Survive Delivery

All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agent, its affiliates, directors, officers, shareholders, agents and employees and any controlling persons, (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

14. Termination

(a) The Agents may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectus, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, earnings, results of operations or prospects of the Cybin Entities considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of the Agents is material and adverse and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Shares has been suspended or limited by the Securities Commissions or the Exchange, or if trading generally on the Exchanges has been suspended or limited, or minimum prices for trading have been fixed on the CBOE Canada, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, or (5) if a major disruption of securities settlements or clearance services in Canada shall have occurred and be continuing. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination. If the Agents elect to terminate this Agreement as provided in this Section 14(a), the Agents shall provide the required notice as specified in Section 14.

(b) The Company shall have the right to terminate this Agreement by giving ten (10) days' notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(c) The Agents shall have the right to terminate its obligations under this Agreement in its sole discretion by giving ten (10) days' notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(d) This Agreement shall remain in full force and effect until the earliest to occur of (i) termination pursuant to Sections 14(a), 14(b)or 14(c) or otherwise by mutual agreement of the parties; (ii) such date that the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement equals US$100,000,000; or (iii) September 17, 2025; provided that any such termination shall in all cases be deemed to provide that Sections 8(h), 12, 13, 14(e), 16, 19 and 20 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f) In the event that the Company terminates this Agreement, as permitted under Section 14(b), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise, to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters before (except with respect to the sale of securities hereunder), from and after the termination date with no continuing obligation to the Agent.

15. Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents shall be delivered to:

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, ON  M5H 3M7

Attention: Elan Shevel

Email: [Redacted – Personal Information]

and

Cantor Fitzgerald & Co.

110 East 59th Street, 6th Floor

New York, NY 10022

Attention: General Counsel

Email: [Redacted – Personal Information]

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON  M5X 1A4

Attention: Aaron Sonshine

Email: [Redacted – Personal Information]

or if sent to the Company, shall be delivered to:

Cybin Inc.

100 King Street West, Suite 5600

Toronto, ON  M5X 1C9

Attention: Doug Drysdale

Email: [Redacted – Personal Information]

with a copy to:

Aird & Berlis LLP

181 Bay Street - Suite 1800

Toronto, ON M5J 2T9

Attention: Sherri Altshuler

Email: [Redacted – Personal Information]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m. (New York City time), on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

16. Consent to Jurisdiction

EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER.  EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

17. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Company and its affiliates, directors, officers, shareholders, agents and employees and the controlling persons referred to in Section 12 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

18. Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

19. Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

20. Applicable Law; Waiver of Jury Trial

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

21. Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

22. Compliance with USA Patriot Act

In accordance with the requirements of the USA PATRIOT Act, the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

23. Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a) "Adelia" means Adelia Therapeutics Inc., a corporation incorporated under the laws of Delaware;

(b) "Agreement" means this equity distribution agreement dated February 10, 2025 between the Company and the Agent, as the same may be supplemented, amended and/or restated from time to time;

(c) "Amendment Date" has the meaning given thereto in Section 8(a) hereof;

(d) "Amendment No. 1" means amendment no. 1 dated December 22, 2023 to the Canadian Base Prospectus;

(e) "Amendment No. 2" means amendment no. 2 dated April 8, 2024 to the Canadian Base Prospectus;

(f) "Amendment No. 3" means amendment no. 3 dated January 6, 2025 to the Canadian Base Prospectus;

(g) "Amendment Receipts" has the meaning given thereto in Section 6 hereof;

(h) "Applicable Time" means (i) each Representation Date, (ii) the date on which a Placement Notice is given pursuant to this Agreement and (iii) each Settlement Date;

(i) "Applicable Laws" means, in relation to any person, the Business or the Offering, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business or the Offering and any amendments or supplements to, or replacements and substitutions of, any of the foregoing;

(j) "Applicable Securities Laws" means (i) all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, instruments (including national and multilateral instruments), blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Securities Commissions in the Qualifying Jurisdictions and (ii) all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

(k) "associate", "affiliate" and "insider" have the respective meanings given to them in the Securities Act;

(l) "Authorizations" means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to a study, including any dealer's licence under the FDR-J, ethical review board approval or other authorization for a study, or other authorizations related to the Business;

(m) "Authorized Representative" has the meaning given thereto in Section 2(a) hereof;

(n) "Base Prospectuses" has the meaning given thereto in Section 6 hereof;

(o) "Business" means the business of delivery of psilocin, psilocybin, DMT, DMT analogs, psilocybin analogues, and a range of tryptamines and phenylethylamines, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products including the above or other drug substances, including in the context of clinical trials, research, development, commercialization, licensing, service delivery; development of drug and device combination products for the delivery of drugs; digital therapeutics; development of psychotherapy services, or other contexts within the pharmaceutical, biotechnology, and medical device fields;

(p) "Business Day" means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

(q) "Canadian Base Prospectus" has the meaning given thereto in Section 6 hereof;

(r) "Canadian Final Base Prospectus" means the final short form base shelf prospectus of the Company dated August 17, 2023.

(s) "Canadian Preliminary Base Prospectus" means the preliminary short form base shelf prospectus of the Company dated June 16, 2023;

(t) "Canadian Prospectus" has the meaning given thereto in Section 6 hereof;

(u) "Canadian Prospectus Supplements" has the meaning given thereto in Section 6 hereof;

(v) "Canadian Securities Laws" means all Applicable Securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

(w) "CBOE Canada" means Cboe Canada;

(x) "CDS" means CDS Clearing and Depository Services Inc.;

(y) "CDSA" means the Controlled Drugs and Substances Act (Canada);

(z) "Clinical Trials" has the meaning ascribed to such term in Section 7(ww)(ii) of this Agreement;

(aa) "Comfort Letter" has the meaning given thereto in Section 8(q) hereof;

(bb) "Company" or "Cybin" means Cybin Inc. (formerly Clarmin Explorations Inc.), a company incorporated under the laws of Ontario, and includes any successor company to or of the Company;

(cc) "Company's Auditors" means Zeifmans LLP;

(dd) "Continuous Disclosure Materials" means all reports and other documents published or filed by the Company with the Securities Commissions or the SEC as at the date of this Agreement, as supplemented from time to time;

(ee) "controlled substance" has the meaning ascribed thereto in section 2(1) of the CDSA;

(ff) "Criminal Code" means the Criminal Code (Canada);

(gg) "Cybin Entity" means the Company and each Subsidiary;

(hh) "Designated News Release" has the meaning given thereto in Section 6 hereof;

(ii) "distribution" means distribution or distribution to the public, as the case may be, for the purposes of the Applicable Securities Laws;

(jj) "DMT" means N,N-Dimethyltryptamine;

(kk) "Documents Incorporated by Reference" means all interim and annual financial statements, management's discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, marketing document and other documents that are or are required by Canadian Securities Laws to be incorporated by reference into the Prospectus, as applicable;

(ll) "Drug Product" means any drug product regulated for sale or use under supervision of a health care practitioners and that includes an active pharmaceutical ingredient that is psilocin, psilocybin, DMT, ketamine, psilocybin analogues, ketamine analogues and a range of tryptamines and phenylethylamines, and other restricted drugs or controlled substances in the jurisdictions in which the Company operates;

(mm) "Employee Plans" has the meaning given thereto in section 7(jjj) hereof;

(nn) "Environmental Laws" has the meaning given thereto in Section 7(ddd) hereof;

(oo) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(pp) "Exchanges" means, together, the CBOE Canada and NYSE American;

(qq) "FDA (Canada)" mean the Food and Drugs Act (Canada);

(rr) "FDA (U.S.)" has the meaning given thereto in Section 7(ww) hereof;

(ss) "FDR-C" means part C of the Food and Drugs Regulations (Canada) of the FDA (Canada);

(tt) "FDR-J" means part J of the Food and Drugs Regulations (Canada) of the CDSA;

(uu) "Final Receipt" has the meaning given thereto in Section 6 hereof;

(vv) "Financial Statements" has the meaning given thereto in Section 7(ll) hereof;

(ww) "FINRA" means Financial Industry Regulatory Authority, Inc.;

(xx) "Government Official" means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

(yy) "Governmental Authority" means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

(zz) "Hazardous Substances" has the meaning ascribed to such term in Section 7(ccc) of this Agreement;

(aaa) "IFRS" has the meaning given thereto in Section 7(ll) hereof;

(bbb) "including" means including but not limited to;

(ccc) "Indemnified Party" and "Indemnified Parties" each has the meaning given thereto in Section 12(a) hereof;

(ddd) "Initial Comfort Letter" has the meaning given thereto in Section 8(q) hereof;

(eee) "Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders' rights, trademark, industrial design, copyright, Plant Varieties Protection Act registrations and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world;

(fff) "Issuer Free Writing Prospectus" has the meaning given thereto in Section 6 hereof;

(ggg) "IT Systems" has the meaning ascribed to such term in Section 7(aaa) of this Agreement;

(hhh) "ketamine" means 2-(2-chlorophenyl)-2-(methylamino)cyclohexanone;

(iii) "Leased Premises" means the premises which the Company and any Cybin Entity occupy as a tenant, as the case may be, which are material to the Company and any Cybin Entity, as the case may be;

(jjj) "Licences" has the meaning ascribed to such term in Section 7(i) of this Agreement;

(kkk) "Liens" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

(lll) "marketplace" has the meaning given thereto in Section 3 hereof;

(mmm) "Material Adverse Effect" means the effect (i) resulting from any event, fact, or change that is materially adverse to the business, assets (including intangible assets), affairs, operations, earnings, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and any of the Subsidiaries, taken as a whole, whether or not arising in the Ordinary Course of business or (ii) that would result from any of the Offering Documents containing a misrepresentation within the meaning of Applicable Securities Laws;

(nnn) "material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act;

(ooo) "Material Subsidiaries" means those Subsidiaries set out in Schedule 4;

(ppp) "misrepresentation" has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

(qqq) "Money Laundering Laws" has the meaning ascribed to such term in Section 7(ooo) of this Agreement;

(rrr) "Net Proceeds" has the meaning given thereto in Section 5(a) hereof;

(sss) "NHPR" means the Natural Health Product Regulations (Canada) of the FDA (Canada);

(ttt) "NI 21-101" means National Instrument 21-101 - Market Operations;

(uuu) "NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

(vvv) "NI 44-102" means National Instrument 44-102 - Shelf Distributions;

(www) "NYSE American" means NYSE American, LLC;

(xxx) "Offering" has the meaning given thereto in Section 1 hereof;

(yyy) "Offering Documents" means each of the Preliminary Base Prospectus, Base Prospectuses, Prospectus Supplements and any Supplementary Material, including the Documents Incorporated by Reference;

(zzz) "Ordinary Course" means, with respect to an action taken by a person, that such action is consistent in all material respects with past practices of the person and is taken in the ordinary course of the normal day-to-day operations of the person, in each case, as is determined as of the relevant date;

(aaaa) "person" shall be broadly interpreted and shall include an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, investment club, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

(bbbb) "Personal Data" has the meaning ascribed to such term in Section 7(aaa) of this Agreement;

(cccc) "Placement" has the meaning given thereto in Section 2(a) hereof;

(dddd) "Placement Fee" has the meaning given thereto in Section 2(a) hereof;

(eeee) "Placement Notice" has the meaning given thereto in Section 2(a) hereof;

(ffff) "Placement Shares" has the meaning given thereto in Section 2(a) hereof;

(gggg) "Plant Varieties Protection Act" means the United States Plant Variety Protection Act of 1970, as amended, and the rules and regulations promulgated thereunder;

(hhhh) "Prior Applications" means Canadian trademark application number 1967184 for CYBIN THERAPEUTICS filed on June 5, 2019 by Thomas Taylor for (1) Chemical additives for use in the manufacture of pharmaceuticals; additives derived from fungi for use in the manufacture of pharmaceuticals (Nice Class 1); (2) Dried edible fungi (Nice Class 29) and (3) Fresh edible fungi (Class 31);

(iiii) "Properties" means all real property owned or held for use by the Company or any of its Subsidiaries;

(jjjj) "Prospectuses" has the meaning given thereto in Section 6 hereof;

(kkkk) "Prospectus Supplements" has the meaning given thereto in Section 6 hereof;

(llll) "psilocin" means 3-[2-(dimethylamino)ethyl]-4-hydroxyindole and any salt thereof;

(mmmm) "psilocybin" means 3-[2-(dimethylamino)ethyl]-4-phosphoryloxyindole and any salt thereof;

(nnnn) "Qualifying Jurisdictions" means each of the provinces and territories of Canada;

(oooo) "Registration Statement" has the meaning given thereto in Section 6 hereof;

(pppp) "Representation Date" has the meaning given thereto in Section 8(o) hereof;

(qqqq) "restricted drug" has the meaning ascribed thereto in section J.01.001 of the FDR-J;

(rrrr) "Reviewing Authority" has the meaning given thereto in Section 6 hereof;

(ssss) "Securities Act" means the Securities Act (Ontario);

(tttt) "Securities Commission" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions and "Securities Commissions" means all of them;

(uuuu) "Securities Laws" means collectively, Canadian Securities Laws, U.S. Securities Laws and all Applicable Securities Laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Qualifying Jurisdictions;

(vvvv) "Securities Regulators" means collectively, the securities regulators or other securities regulatory authorities in the Qualifying Jurisdictions;

(wwww) "SEDAR+" means the System for Electronic Document Analysis + and Retrieval;

(xxxx) "Settlement Date" has the meaning given thereto in Section 5(a) hereof;

(yyyy) "Shares" has the meaning given thereto in Section 1 hereof;

(zzzz) "Shelf Procedures" means NI 44-101 and NI 44-102;

(aaaaa) "Shelf Securities" has the meaning given thereto in Section 6 hereof;

(bbbbb) "Subsidiary" means those entities that would be considered a subsidiary of the Company pursuant to Applicable Securities Laws of the Province of Ontario, including those subsidiaries listed in Schedule 3, and "Subsidiaries" means all of them;

(ccccc) "Supplementary Material" means, collectively, any amendment to or amendment and restatement of any of the Preliminary Base Prospectus, the Base Prospectuses, and/or the Prospectus Supplements and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Company under the Applicable Securities Laws of the Qualifying Jurisdictions relating to the distribution of the Placement Shares thereunder;

(ddddd) "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

(eeeee) "Trading Day" means any day on which the CBOE Canada is open for trading;

(fffff) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ggggg) "U.S. Base Prospectus" has the meaning given thereto in Section 6 hereof;

(hhhhh) "U.S. Prospectus" has the meaning given thereto in Section 6 hereof;

(iiiii) "U.S. Prospectus Supplement" has the meaning given thereto in Section 6 hereof; and

(jjjjj) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

24. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

CYBIN INC.

By:	/s/ Douglas Drysdale
Name: Douglas Drysdale
Title: Chief Executive Officer

Signature Page to Equity Distribution Agreement

ACCEPTED as of the date first-above written.

CANTOR FITZGERALD CANADA CORPORATION

By:	Signed /Elan Shevel/
Name: Elan Shevel
Title: Chief Compliance Officer

CANTOR FITZGERALD & CO.

By:	Signed /Sameer Vasudev/
Name: Sameer Vasudev
Title: Managing Director

Signature Page to Equity Distribution Agreement

EXHIBIT A-1

OFFICER'S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Cybin Inc. (the "Company"), a company continued under the Business Corporations Act (Ontario), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(o) of the Equity Distribution Agreement dated February 10, 2025 (the "Distribution Agreement") between the Company and Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald  &  Co. and without personal liability, that, to the best of my knowledge:

(a) except as set forth in the Prospectus, the representations and warranties of the Company in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(b) the Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date: ________________________

CYBIN INC.

By:
Name:
Title:

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From: Cybin Inc.

To: [●] (the "Agent")
 Attention: [●]

Subject: Placement Notice

Date: [●], 20[●]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement between Cybin Inc., a company continued under the Business Corporations Act (Ontario) (the "Company"), and Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald  &  Co. (collectively, the "Agents"), dated February 10, 2025, the Company hereby requests that the Agent sell up to [●] of the Company's common shares, at a minimum market price of $[●] per share, during the time period beginning [month, day, time] and ending [month, day, time].

Signature Page to Sales Agreement

SCHEDULE 2

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Doug Drysdale, Chief Executive Officer	[Redacted – Personal Information]	[Redacted – Personal Information]
Eric So, Director	[Redacted – Personal Information]	[Redacted – Personal Information]
Greg Cavers, Chief Financial Officer	[Redacted – Personal Information]	[Redacted – Personal Information]

The Authorized Representatives of the Agents are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Michael Palmieri, Institutional Trader	[Redacted – Personal Information]	Office: [Redacted – Personal Information] Cell: [Redacted – Personal Information]
With copies to: Cantor ATMs	[Redacted – Personal Information]

Signature Page to Sales Agreement

Schedule 3

SUBSIDIARIES OF THE COMPANY

Adelia Therapeutics Inc.

Adelia is authorized to issue 15,000,000 shares, consisting of 10,000,000 common shares and 5,000,000 preferred shares. As of the date hereof, 5,880,148 common shares are issued and outstanding as fully paid and non-assessable shares.

Cybin Corp.

Cybin Corp. is authorized to issue (a) an unlimited number of common shares; and (b) an unlimited number of preference shares, issuable in series. As of the date hereof, 138,521,414 common shares are issued and outstanding as fully paid and non-assessable shares and no preference shares are issued and outstanding.

Cybin US Holdings Inc.

Cybin US Holdings Inc. is authorized to issue 6,000,000 shares, all of which shares are designated as common stock, of which (i) 3,000,000 shares shall be shares of Class A common shares and (ii) 3,000,000 shares shall be shares of Class B common shares. As of the date hereof, 1,629,352.82 Class A common shares and 36,084.7 Class B common shares are issued and outstanding as fully paid and non-assessable shares.

Natures Journey Inc.

The authorized capital of Natures Journey Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding.

Serenity Life Sciences Inc.

The authorized capital of Serenity Life Sciences Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding.

Cybin IRL Limited

The share capital of Cybin IRL Limited consists of Ordinary Shares of US$1.00 each. As of the date hereof, 271,680 Ordinary Shares of US$1.00 each are issued and outstanding as fully paid and non-assessable shares.

Cybin UK Ltd

The share capital of Cybin UK Ltd consists of an unlimited number of ordinary shares. As of the date hereof, 255,079,477 ordinary shares are issued and outstanding as fully paid and non-assessable ordinary shares.

Schedule 4

MATERIAL SUBSIDIARIES

Adelia Therapeutics Inc.

Cybin Corp.

Cybin US Holdings Inc.

Cybin IRL Limited

Schedule 5

MATTERS TO BE ADDRESSED IN THE CANADIAN COUNSEL OPINIONS

(i) the Company is a company existing under the OBCA and has not been dissolved under the OBCA;

(ii) the Company has the corporate power and corporate capacity under the OBCA and the constating documents of the Company to (i) carry on its Business and activities and to own, lease and operate its properties and assets, as described in the Offering Documents, (ii) execute and deliver the Equity Distribution Agreement and Offering Documents, as applicable, and perform its obligations thereunder, and (iii) create, offer, issue and sell the Placement Shares;

(iii) as to the authorized share capital of the Company and that the Offering Documents describe, in all material respects, the attributes of the Shares;

(iv) the Equity Distribution Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, delivered by the Company;

(v) all necessary corporate action has been taken by the Company to authorize the issuance and delivery of the Placement Shares under the terms of the Equity Distribution Agreement and the Offering Documents;

(vi) upon the Company receiving payment of the issuer price thereof, the Placement Shares to be delivered under the Agreement will, when issued, be validly issued as fully paid and non-assessable common shares in the capital of the Company;

(vii) the execution and delivery of the Equity Distribution Agreement and the Offering Documents and the performance by the Company of its obligations thereunder, including the issuance, sale and delivery of any Placement Shares do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under (i) constating documents of the Company, (ii) resolutions of the directors or shareholders of the Company, or (iii) the OBCA;

(viii) all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Company under Applicable Securities Laws in order to qualify the distribution of the Placement Shares in the Qualifying Jurisdictions by or through dealers who are duly and properly registered in the appropriate category under the Securities Laws and who have complied with all relevant provisions of such Securities Laws and the terms of their registration;

(ix) the Company is a "reporting issuer" under Canadian Securities Laws in each of the Qualifying Jurisdictions and it is not listed as in default of applicable Canadian Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(x) the Placement Shares have been approved for listing on the CBOE Canada, subject to the Company fulfilling all of the requirements of the CBOE Canada, including those set forth in any conditional approval letter of the CBOE Canada; and

(xi) subject to the limitations, qualifications and assumptions set out therein, the statements set forth in the Prospectus under the heading "Eligibility for Investment", insofar as it purports to describe the provisions of the laws referred to therein, is a fair summary of the matters discussed therein.